

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

Via E-mail
Steven S. Stern, President
Morgan Stanley Capital I, Inc.
1585 Broadway
New York, New York 10036

    Re: Morgan Stanley Capital I, Inc.
             Amendment No. 3 to Registration Statement on Form S-3
             Filed July 17, 2012
             File No. 333-180779

Dear Mr. Stern:

    We have reviewed your amended registration statement and have the following comments.

    Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement

Exchangeable Examples, page S-109

1. We note your response to comment 3 to our letter dated July 9, 2012 and reissue. You state that since all certificates are registered on the closing date that no registration is required of future exchanges of Depositable Certificates and Exchangeable Certificates. Please provide your analysis, including a reference to any applicable exemption under the Securities Act of 1933, as to whether or not the future exchanges between the paying agent and certificate holders will require registration.

Exhibits

Exhibit 5.1

2. We note your response to comment 5 and reissue. With regard to your opinion on whether the registrant is validly existing and in good standing, we continue to believe that basing your

opinion "solely" on the Delaware Certificates is an inappropriate limitation in the legal opinion. Please revise.

* * *

If you have any questions regarding these comments, you may contact Robert Errett at 202-551-3225, or me at 202-551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Kevin C. Blauch, Esq.
        Sidley Austin LLP